

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2025

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
            Registration Statement on Form F-1
            Filed January 6, 2025
            File No. 333-284137

Dear Andrew Yeo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.

Registration Statement on Form F-1 filed January 6, 2025
Risk Factors
For the financial years ended April 30, 2023 and 2024, top 5 customers . . ., page 12

1.   Please revise this risk factor to disclose, as you do on page 34, that your largest customer accounted for 43% and 73% of revenue for the years ended April 30, 2023 and April 30, 2024 respectively, and describe the risks related to any potential loss of one significant customer.

Business
Widening our product range, page 47

2.   We note your disclosure that you are working with a Korean microscopy company in developing a series of products. Please file the agreement with this company or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Audit Report, page F-2

3.   Please revise to include a signed audit report.

Note 5, page F-13

4.   We have reviewed your response to prior comment 11 and reissue in part. Please explain why the loan is classified as a current asset instead of a long-term asset. In this regard, we note that the loan agreement specifies a 36 month maturity and does not appear to indicate that it is "due on demand."

Exhibits

5.   We note that certain portions of Exhibit 10.23 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

6.   Please refile all exhibits in text-searchable format. See Item 301 of Regulation S-T.

        Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: William S. Rosenstadt